UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: May 27, 2020
(Date of earliest event reported)

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013152
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

ITEM 1. FUNDAMENTAL CHANGES

On May 27, 2020, GK Investment Property Holdings II, LLC (the “Company”), through RF Grocery LLC, a subsidiary of the Company, entered into an Agreement of Purchase and Sale (the “Agreement”), to acquire a 28,220 square foot retail property leased to a single tenant, Fresh Thyme Farmers Market, located at 7501 West North Avenue in River Forest, IL (“Fresh Thyme Farmers Market”), from 7501 W. North Avenue, LLC (the “Seller”). The purchase price for Fresh Thyme Farmers Market will be $8,150,000, subject to customary adjustments and proration. The Company expects up to $5,190,000 of the purchase price will be funded by a first mortgage loan secured by Fresh Thyme Farmers Market (the “Loan”). The Company expects the Loan to bear interest at a variable rate of 2.2% above LIBOR, subject to an interest rate floor of 3.2%, with a maturity of five years from the closing of the acquisition of the property. The payments on the loan are expected to be paid monthly and be interest only for the first year followed by principal and interest payments amortized over 25 years for the remainder of the term of the Loan.

The Company expects to invest approximately $3,344,575 of equity in Fresh Thyme Farmers Market, including acquisition fees, financing fees and other closing costs aggregating approximately $384,575, all of which will be funded out of the proceeds of the Company’s bond offering, pursuant to Regulation A. The Company has provided a $200,000 deposit to the Seller which shall become nonrefundable by June 26, 2020 if the Company does not otherwise terminate the Agreement in its sole discretion. Pursuant to the terms of the Agreement, the Company anticipates closing on the acquisition of Fresh Thyme Farmers Market by July 17, 2020 unless the Company and Seller mutually agree to extend such closing date.

A copy of the Agreement is filed as an exhibit to this Current Report on Form 1-U. The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the full text of the Agreement.

Forward-Looking Statements

This Current Report on Form 1-U (this “Form 1-U”) includes forward-looking statements, which may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein. The forward looking statements in this Form 1-U constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to, the risks and uncertainties and other factors discussed from time to time in the Company’s filings with the SEC. The Company expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Item 9. Other Events

Exhibit No.	Description of Exhibit
6.1	Purchase and Sale Agreement by and between 7501 W. North Avenue, LLC and RF Grocery LLC, dated as of May 27, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC, a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	June 2, 2020

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